UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              WCI Communities, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    92923C104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 3, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON
     High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,279,725

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,279,725

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,725

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.06%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON
     Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,279,725

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,279,725

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,725

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.06%

14 TYPE OF REPORTING PERSON*
     OO

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON
     Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,279,725

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,279,725

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,725

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.06%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     1,914,558

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     1,914,558

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,914,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,914,558

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,914,558

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,914,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     1,914,558

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     1,914,558

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,914,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.57%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     2,901,892

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     2,901,892

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,901,892

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.93%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,901,892

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,901,892

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,901,892

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.93%

14 TYPE OF REPORTING PERSON*
     PN

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     2,901,892

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     2,901,892

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,901,892

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.93%

14 TYPE OF REPORTING PERSON*
     CO

                                  SCHEDULE 13D

CUSIP No.  92923C104

1  NAME OF REPORTING PERSON
     Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     6,096,175

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     6,096,175

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,096,175

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.57%

14 TYPE OF REPORTING PERSON*
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 (the "Shares"), issued by WCI Communities, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 24301 Walden Center Drive, Bonita Springs, Florida 34134.

Item 2. Identity and Background

     The Reporting Persons (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation ("CCI Onshore"), and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of High River, Hopper, Barberry, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, and CCI Onshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate net purchase price of the 6,096,175 Shares purchased by High River, Icahn Master and Icahn Partners, collectively, was $112,563,269.78 (including commissions), netting out the proceeds from sales of Shares. The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4. Purpose of Transaction

     Reporting Persons acquired their positions in the Shares believing them to be undervalued. Reporting Persons intend to contact the Company with a view to having a series of discussions regarding the business and prospects of the Company and seeking the Company's views on how to unlock the inherent value of the Shares. The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of the Shares at any time and from time to time in the open market or otherwise. In addition, Reporting Persons may, from time to time, engage in hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,096,175 Shares, representing approximately 14.57% of the Issuer's outstanding Shares (based upon the 41,853,396 Shares stated to be outstanding as of November 3, 2006 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the Securities and Exchange Commission on November 7, 2006).

     (b) High River has sole voting power and sole dispositive power with regard to 1,279,725 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,914,558 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,901,892 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:30 pm, Standard Eastern Time, on January 12, 2007. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                Shares Purchased
 Name                  Date            (Sold)     Price Per Share
--------------- ------------------- ------------- ---------------
High River       December 13, 2006       (30,000)         $17.60
--------------- ------------------- ------------- ---------------
High River         January 3, 2007       156,000          $18.88
--------------- ------------------- ------------- ---------------
High River         January 4, 2007        76,580          $18.91
--------------- ------------------- ------------- ---------------
High River         January 5, 2007        50,000          $19.39
--------------- ------------------- ------------- ---------------
High River         January 8, 2007       100,000          $19.04
--------------- ------------------- ------------- ---------------
High River         January 9, 2007       112,040          $19.40
--------------- ------------------- ------------- ---------------
High River        January 10, 2007        91,125          $19.47
--------------- ------------------- ------------- ---------------
High River         January 11 2007        42,320          $19.82
--------------- ------------------- ------------- ---------------
High River         January 12 2007       286,660          $20.43
--------------- ------------------- ------------- ---------------
Icahn Partners   December 13, 2006       (51,402)          $17.60
--------------- ------------------- ------------- ---------------
Icahn Partners     January 3, 2007       285,195          $18.88
--------------- ------------------- ------------- ---------------
Icahn Partners     January 4, 2007       132,516          $18.91
--------------- ------------------- ------------- ---------------
Icahn Partners     January 5, 2007       113,645          $19.39
--------------- ------------------- ------------- ---------------
Icahn Partners     January 8, 2007       174,065          $19.04
--------------- ------------------- ------------- ---------------
Icahn Partners     January 9, 2007       195,023          $19.40
--------------- ------------------- ------------- ---------------
Icahn Partners    January 10, 2007       158,650          $19.47
--------------- ------------------- ------------- ---------------
Icahn Partners    January 11, 2007        72,680          $19.82
--------------- ------------------- ------------- ---------------
Icahn Partners    January 12, 2007     1,146,640          $20.43
--------------- ------------------- ------------- ---------------
Icahn Master     December 13, 2006      (68,598)          $17.60
--------------- ------------------- ------------- ---------------
Icahn Master       January 3, 2007       338,805          $18.88
--------------- ------------------- ------------- ---------------
Icahn Master       January 4, 2007       173,804          $18.91
--------------- ------------------- ------------- ---------------
Icahn Master       January 5, 2007        86,355          $19.39
--------------- ------------------- ------------- ---------------
Icahn Master       January 8, 2007       225,935          $19.04
--------------- ------------------- ------------- ---------------
Icahn Master       January 9, 2007       253,137          $19.40


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The Reporting Persons have entered into a number of derivative agreements, commonly known as Total Return Swaps with counterparties, which agreements provide that the profit to Reporting Persons shall be based upon the increase in value of the Shares and the loss to Reporting Persons shall be based upon the decrease in the value of the Shares, during the period from inception of the agreement to its termination. The agreements provide that they settle in cash. In addition to the Shares which they beneficially own as shown in Item 3 above, the Reporting Persons currently have long economic exposure to an aggregate of 5,427,053 Shares through such agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate and, accordingly, Reporting Persons disclaim any beneficial ownership in the Shares to which these agreements relate.

     As of the date hereof, (i) High River holds $1,000,000 in aggregate principal amount of the Issuer's 9 1/8 Senior Subordinated Notes due 2012 (the "9 1/8 Notes"), (ii) Icahn Partners holds $1,698,000 in aggregate principal amount of the 9 1/8 Notes and (iii) Icahn Master holds $2,302,000 in aggregate principal amount of the 9 1/8 Notes.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1    Joint Filing Agreement of the Reporting Persons

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

     By:  /s/ Edward Mattner
          ------------------
          Name: Edward Mattner
          Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward Mattner
       ------------------
       Name: Edward Mattner
       Title: Authorized Signatory

BARBERRY CORP.

By:  /s/ Edward Mattner
     -------------------
     Name: Edward Mattner
     Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

CCI OFFSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name: Keith Meister
     Title: Vice President

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

CCI ONSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name: Keith Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



            [Signature Page of Schedule 13D - WCI Communities, Inc.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of WCI Communities, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of January, 2007.

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Edward Mattner
         ------------------
         Name: Edward Mattner
         Title: Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward Mattner
       ------------------
       Name: Edward Mattner
       Title: Authorized Signatory

BARBERRY CORP.

By:  /s/ Edward Mattner
     ------------------
     Name: Edward Mattner
     Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

CCI OFFSHORE CORP

By:  /s/ Keith Meister
     ----------------------
     Name: Keith Meister
     Title: Vice President

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     --------------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name: Edward E. Mattner
     Title: Authorized Signatory

CCI ONSHORE CORP

By:  /s/ Keith Meister
     ----------------------
     Name: Keith Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



              [Signature Page of Joint Filing Agreement to Schedule
                          13D - WCI Communities, Inc.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC,             General Partner


HOPPER INVESTMENTS LLC

Name                                Position
----                                --------
Barberry Corp.,                     Sole Member


BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Tina March                          Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

Name                                Position
----                                --------
Icahn Offshore LP                   General Partner

ICAHN OFFSHORE LP

Name                                Position
----                                --------
CCI Offshore Corp.                  General Partner


CCI OFFSHORE CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


ICAHN PARTNERS LP

Name                                Position
----                                --------
Icahn Onshore LP                    General Partner


ICAHN ONSHORE LP

Name                                Position
----                                --------
CCI Onshore Corp.                   General Partner


CCI ONSHORE CORP

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes